2-6

SEWARD & KISSEL LLP

901 K STREET, NW
WASHINGTON, DC 20001

PAUL M. MILLER
PARTNER
millerp@sewkis.com

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

RECEIVED
JUL 18 2013
OFFICE OF THE SECRETARY

40-33

July 11, 2013

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 11 2013
WASH., D.C.
196

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Fairholme Funds, Inc.
SEC File No. 811-09607

Dear Sir or Madam:

Enclosed please find a copy of a complaint filed by Fairholme Funds, Inc., on behalf of its series The Fairholme Fund (the "Fund"), and others, against The United States of America in the United States Court of Federal Claims on July 9, 2013. The Fund makes this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

SK 22146 0003 1397389

13015085

40-33

ORIGINAL

FILED
JUL - 9 2013
U.S. COURT OF FEDERAL CLAIMS

UNITED STATES COURT OF FEDERAL CLAIMS

FAIRHOLME FUNDS, INC., on behalf of its series The Fairholme Fund, THE FAIRHOLME FUND, a series of Fairholme Funds, Inc., BERKLEY INSURANCE COMPANY, ACADIA INSURANCE COMPANY, ADMIRAL INDEMNITY COMPANY, ADMIRAL INSURANCE COMPANY, BERKLEY REGIONAL INSURANCE COMPANY, CAROLINA CASUALTY INSURANCE COMPANY, CONTINENTAL WESTERN INSURANCE COMPANY, MIDWEST EMPLOYERS CASUALTY INSURANCE COMPANY, NAUTILUS INSURANCE COMPANY, PREFERRED EMPLOYERS INSURANCE COMPANY,

Plaintiffs,

v.

THE UNITED STATES OF AMERICA,

Defendant.

Case No. 13-465 C

COMPLAINT

Fairholme Funds, Inc., on behalf of its series The Fairholme Fund, and The Fairholme Fund, a series of Fairholme Funds, Inc. ("Fairholme"), as well as Berkley Insurance Company, Acadia Insurance Company, Admiral Indemnity Company, Admiral Insurance Company, Berkley Regional Insurance Company, Carolina Casualty Insurance Company, Continental Western Insurance Company, Midwest Employers Casualty Insurance Company, Nautilus Insurance Company, Preferred Employers Insurance Company (collectively, "Plaintiffs"), by and through the undersigned attorneys, bring this action under the Fifth Amendment to the United

States Constitution and 28 U.S.C. § 1491, seeking compensation for the taking of Plaintiffs' property. In support of their complaint, Plaintiffs allege as follows:

NATURE AND SUMMARY OF THE ACTION

1. This action is brought by Plaintiffs, holders of non-cumulative preferred stock ("Preferred Stock") issued by the Federal National Mortgage Association ("Fannie") and the Federal Home Loan Mortgage Corporation ("Freddie") (collectively, the "Companies") seeking just compensation for the taking of their property by the United States of America, acting by and through, *inter alia*, the Department of the Treasury ("Treasury"), the Federal Housing Finance Administration ("FHFA"), and agents acting at their direction (collectively, the "Government").

2. In 2008, Fannie and Freddie were two of the largest privately owned financial institutions in the world. The Companies owned and guaranteed trillions of dollars of assets, mostly mortgages or mortgage-backed securities. The Companies operated for profit. Their debt and equity securities were privately owned and publicly traded.

3. In addition to debt and common stock, the Companies issued Preferred Stock. The Preferred Stock was purchased for value by private investors, including community banks, mutual funds, insurance companies, pension funds, and countless individuals. The proceeds of the Preferred Stock were used by the Companies for general corporate purposes, repurchases of other preferred and common stock, as well as to purchase and guarantee mortgages and mortgage-backed securities. The Preferred Stock was perceived to be a conservative investment paying a modest but reliable rate of return and carrying a very high credit rating.

4. Fannie and Freddie had been consistently profitable for decades prior to 2008. However, in the mortgage-related financial crisis of 2008, the Companies faced a steep reduction in the book value of their assets and a loss of investor confidence in the mortgage market broadly. In reaction to the crisis, Congress enacted the Housing and Economic Recovery Act of

2008 ("HERA"). Only months later and pursuant to HERA, FHFA placed the Companies into conservatorship with the consent of Fannie and Freddie, and Treasury exercised its temporary authority to provide them with capital. FHFA vowed at the time that the conservatorship was temporary; it was to be terminated as soon as the Companies were stabilized and could be returned to normal business operations. The public was entitled to rely on these official statements of the purposes of the conservatorship, and public trading in Fannie's and Freddie's stock was permitted to, and did, continue.

5. When they agreed to conservatorship, the boards of Fannie and Freddie ceded control of the assets and powers of the Companies to FHFA as conservator. Fannie and Freddie each continue to have "boards of directors" in name, but these boards only report to the conservator and have duties only to the conservator. Thus, the conservator has ultimate responsibility for, and sole control of, the affairs of Fannie and Freddie so long as the conservatorship continues. And as FHFA emphasized when the conservatorship was created, the Companies' privately held Preferred Stock remained outstanding.

6. Immediately after the Companies were placed in conservatorship, Treasury exercised its temporary authority under HERA to enter into agreements with FHFA to purchase securities of Fannie and Freddie ("Purchase Agreements"). Under these Purchase Agreements, Treasury would invest in a newly created class of securities in the Companies, known as Senior Preferred Stock ("Government Stock"), as and when necessary for the Companies to maintain a positive net worth. In return for its commitment to purchase Government Stock, Treasury received $1 billion of Government Stock in each Company as a commitment fee and warrants to acquire 79.9% of the common stock of the Companies at a nominal price. This Government Stock ranked senior to all other preferred stock and was entitled to a cumulative annual dividend,

paid quarterly, equal to 10% of the "outstanding liquidation preference," which was simply the sum of the $1 billion commitment fee plus the total amount of Government Stock outstanding. The warrants gave Treasury an "upside" return—beyond the already-significant 10% coupon on its Government Stock—in the event that the Companies recovered and returned to profitability.

7. The Companies wrote down assets significantly during the financial crisis. They sold Government Stock to Treasury to remedy the resulting book losses. By June 2012, Treasury had invested approximately $187 billion in Government Stock of the Companies: $161 billion of this amount was primarily attributable to accounting losses (*e.g.*, excess provisioning or estimated losses, fair value losses on their derivative securities, and other than temporary impairments on their investments), and the remaining $26 billion was needed to pay Treasury the 10% coupon on its outstanding amount of Government Stock.

8. Treasury made its investment in the Companies pursuant to temporary authority established under Section 1117 of HERA. This authority expired on December 31, 2009. Treasury had made two substantive amendments to the Government Stock documents prior to the expiration of its authority.

9. By the second quarter of 2012, the housing market was already recovering and both Fannie and Freddie had returned to profitability. By that time, the Companies were demonstrably solvent and able to pay the 10% dividend on the Government Stock from their available cash. And once the 10% cumulative dividend on the Government Stock was paid in full, Treasury would also be entitled to dividends with respect to its ownership of 79.9% of the Companies' common stock (assuming exercise of Treasury's warrants), so long as dividends were also paid in full on the Preferred Stock held by private investors.

10. But Treasury was not content with its entitlement to 79.9% of the profits of the Companies going forward, subject to the Companies' fulfillment of their contractual obligations to their preferred shareholders. It wanted to cut out the preferred shareholders entirely, and it wanted *all* of the profits. Accordingly, just ten days after the Companies announced earnings for the second quarter of 2012, FHFA and Treasury unilaterally changed the rules. They announced the "Net Worth Sweep," implemented by a "Third Amendment" to the Government Stock documents. The Net Worth Sweep was simple. It changed the 10% coupon due on Treasury's Government Stock to a dividend of **100% of all current and future profits of the Companies, forever**. By changing the dividend on its Government Stock in this manner, FHFA actually created, and Treasury purchased, an entirely new security.

11. The result of the Net Worth Sweep was to circumvent the rules of priority and to expropriate for the Government the value of the Preferred Stock and common stock held by private investors. Treasury itself said that the Net Worth Sweep was intended to ensure that "every dollar of earnings that Fannie Mae and Freddie Mac generate will benefit taxpayers." Press Release, U.S. Department of the Treasury, Treasury Department Announces Further Steps to Expedite Wind Down of Fannie Mae and Freddie Mac (Aug. 17, 2012). The Companies received no investment by Treasury or other meaningful value in return for the Net Worth Sweep. In short, Treasury and FHFA effectively nationalized two of the nation's largest financial institutions, while they were under the protection of FHFA as *conservator*.

12. The profits paid to Treasury under the Net Worth Sweep are enormous. On or about June 30, 2013, Fannie and Freddie collectively paid Treasury the largest dividend in history: $66.3 billion. By contrast, without the Net Worth Sweep, Treasury would be entitled to receive $4.7 billion, reflecting the original 10% coupon rate on its Government Stock. Treasury

and FHFA each contend that the extra $61.6 billion is a windfall "dividend" on Treasury's Government Stock, rather than a return of capital invested. Accordingly, the liquidation preference of the Government Stock is not reduced and remains at $189 billion. As a result of the Net Worth Sweep, Treasury's annualized rate of return on its Government Stock for the applicable quarter is not 10%, but 140%. Furthermore, if the Net Worth Sweep is allowed to stand, it is anticipated that the Companies will be required to make similarly large dividend payments in subsequent quarters.

13. The conservatorship of Fannie and Freddie achieved the purpose of restoring the Companies to financial health. The capital provided by Treasury reassured investors in Fannie and Freddie debt instruments, and the mortgage origination market continued to function throughout the financial crisis. The housing market is recovering, and the Companies have been restored to stable profitability. The original Purchase Agreements provided needed capital to Fannie and Freddie in a transaction that honored the property rights of the Preferred Stock.

14. The Net Worth Sweep, however, strips the Companies of their ability to generate funds to rebuild their capital reserves, to redeem Treasury's Government Stock, or to distribute as dividends to the holders of Preferred Stock. Furthermore, by essentially expropriating the entirety of the Companies' net worth for the Government, the Net Worth Sweep also eliminated and destroyed the property and contractual right of holders of Preferred Stock to receive a liquidation preference upon the dissolution, liquidation, or winding up of Fannie and Freddie. The Government has not paid the holders of Preferred Stock any compensation for the taking of their vested property rights effected by and under the Net Worth Sweep.

15. Accordingly, through this action, Plaintiffs seek the just compensation to which they are entitled under the Fifth Amendment to the United States Constitution.

JURISDICTION AND VENUE

16. This Court has jurisdiction over this action and venue is proper in this Court, pursuant to 28 U.S.C. § 1491(a)(1).

THE PARTIES

17. Plaintiff Fairholme is a mutual fund with over 171,000 shareholders of all economic backgrounds, with an average account size of less than $43,000. Fairholme's investment objective is long-term growth of capital for its shareholders. Fairholme owns Preferred Stock in each of Fannie and Freddie, as identified below. Fairholme is entitled to a contractually specified, non-cumulative dividend from the Companies in preference to dividends on common stock. Ownership of the Preferred Stock also entitles Fairholme to a contractually specified liquidation preference. The Preferred Stock is junior to Treasury's Government Stock. If valid, the Net Worth Sweep expropriates the value of Fairholme's Preferred Stock. Fairholme is a series of Fairholme Funds, Inc., a Maryland corporation headquartered in Florida. Fairholme's principal place of business is 4400 Biscayne Boulevard, Suite 900, Miami, Florida 33137.

18. W. R. Berkley Corporation owns directly or indirectly the following plaintiffs: Berkley Insurance Company, Acadia Insurance Company, Admiral Indemnity Company, Admiral Insurance Company, Berkley Regional Insurance Company, Carolina Casualty Insurance Company, Continental Western Insurance Company, Midwest Employers Casualty Insurance Company, Nautilus Insurance Company, Preferred Employers Insurance Company (collectively, the "Berkley Plaintiffs"). The Berkley Plaintiffs are insurance companies.

19. Plaintiff Berkley Insurance Company is a Delaware corporation headquartered in Greenwich, Connecticut.

20. Plaintiff Acadia Insurance Company is a New Hampshire corporation headquartered in Westbrook, Maine.

21. Plaintiff Admiral Indemnity Company is a Delaware corporation headquartered in Hackensack, New Jersey.

22. Plaintiff Admiral Insurance Company is a Delaware corporation headquartered in Mount Laurel, New Jersey.

23. Plaintiff Berkley Regional Insurance Company is a Delaware Corporation headquartered in Greenwich, Connecticut.

24. Plaintiff Carolina Casualty Insurance Company is an Iowa corporation headquartered in Jacksonville, Florida.

25. Plaintiff Continental Western Insurance Company is an Iowa corporation headquartered in Urbandale, Iowa.

26. Plaintiff Midwest Employers Casualty Insurance Company is a Delaware corporation headquartered in Chesterfield, Missouri.

27. Plaintiff Nautilus Insurance Company is an Arizona corporation headquartered in Scottsdale, Arizona.

28. Plaintiff Preferred Employers Insurance Company is a California Corporation headquartered in San Diego, California.

29. Defendant United States of America includes Treasury, FHFA, and agents acting at their direction.

CONSTITUTIONAL PROVISION

30. Plaintiffs' claim is founded on the Fifth Amendment to the United States Constitution, which provides in pertinent part that no person shall "be deprived of life, liberty, or

property, without due process of law; nor shall private property be taken for public use, without just compensation."

FACTUAL ALLEGATIONS

Fannie and Freddie

31. Fannie is a stockholder-owned corporation organized and existing under the Federal National Mortgage Act. Freddie is a stockholder-owned corporation organized and existing under the Federal Home Loan Corporation Act. The Companies conduct a for-profit business by, among other things, purchasing and guaranteeing mortgages originated by private banks and bundling the mortgages into mortgage-related securities that can be sold to investors.

32. Fannie and Freddie are owned by private shareholders and their securities are publicly traded. Fannie was chartered by Congress in 1938 and originally operated as an agency of the federal government. In 1968, Congress reorganized Fannie into a for-profit corporation owned by private shareholders. Freddie was established by Congress in 1970 as a wholly-owned subsidiary of the Federal Home Loan Bank System. In 1989, Congress reorganized Freddie into a for-profit corporation owned by private shareholders. As of March 31, 2013, Fannie and Freddie collectively held $5.3 trillion in debt and equity. Like other private corporations, Fannie and Freddie are, among other things, subject to applicable contract law and applicable law governing duties owed to shareholders.

33. Before being placed into conservatorship, both Fannie and Freddie had issued several series of Preferred Stock. Holders of Preferred Stock are contractually entitled to non-cumulative dividends when declared by the Companies and are also contractually entitled to a liquidation preference should the Companies liquidate. The several series of Preferred Stock of the Companies are in parity with each other with respect to dividend payments and liquidation preference, but they have priority over the Companies' common stock for these purposes. As of

March 31, 2013, the Companies had outstanding Preferred Stock with an aggregate liquidation preference of $33 billion.

34. Fairholme's holdings include multiple series of Preferred Stock issued by the Companies. In particular, Fairholme's holdings of Preferred Stock are as follows:

Fairholme Holdings of Fannie Preferred Stock

Series	Dividend Rate	Redemption Value per Share
S	7.750%	$25.00
R	7.625%	$25.00
Q	6.750%	$25.00
P	4.500%	$25.00
O	7.000%	$50.00
G	0.070%	$50.00

Fairholme Holdings of Freddie Preferred Stock

Series	Dividend Rate	Redemption Value per Share
Z	7.875%	$25.00
Y	6.550%	$25.00
W	5.660%	$25.00
V	5.570%	$25.00
U	5.900%	$25.00
M	0.350%	$50.00
L	2.620%	$50.00
H	5.100%	$50.00
F	5.000%	$50.00
B	0.925%	$50.00

35. At all times relevant hereto, shares in the S series of Freddie preferred stock and shares in the O series of Fannie preferred stock have been owned either by the Berkley Plaintiffs or by Berkley Insurance Company. The shares of Fannie and Freddie preferred stock were initially acquired by the Berkley Plaintiffs, but the shares were later transferred to the Berkley Insurance Company.

36. The Certificate of Designation for each series of Fannie Preferred Stock contains a materially indistinguishable provision governing the holders' liquidation rights, which provides that,

> [u]pon any voluntary or involuntary dissolution, liquidation or winding up of Fannie Mae, after payment or provision for the liabilities of Fannie Mae and the expenses of such dissolution, liquidation or winding up, the Holders of outstanding shares of the [particular series of] Preferred Stock will be entitled to receive out of the assets of Fannie Mae or proceeds thereof available for distribution to stockholders, before any payment or distribution of assets is made to holders of Fannie Mae's common stock . . ., the amount of [the stated value] per share plus an amount . . . equal to the dividend (whether or not declared) for the then-current quarterly Dividend Period accrued to but excluding the date of such liquidation payment. . . .

37. Each Certificate of Designation further provides that,

> [i]f the assets of Fannie Mae available for distribution in such event are insufficient to pay in full the aggregate amount payable to Holders of [the particular series of] Preferred Stock and holders of all other classes or series of stock of Fannie Mae, . . . the assets will be distributed to the Holders of [the particular series of] Preferred Stock and holders of all such other stock pro rata, based on the full respective preferential amounts to which they are entitled . . . .

38. Likewise, the Certificate of Designation for each series of Freddie Preferred Stock includes materially indistinguishable provisions governing the liquidation rights and preferences of the preferred stockholders.

39. In short, under the Certificates of Designation setting out the terms and conditions of the Preferred Stock issued by Fannie and Freddie prior to September 6, 2008, each series of Preferred Stock issued by the Companies enjoyed parity with all other issued and outstanding series of Preferred Stock as to the payment of dividends and the distribution of assets upon dissolution, liquidation, or winding up of the companies. Thus, the holders of each series of Preferred Stock had equal contractual rights to receive their respective liquidation preferences (or their respective pro rata portions thereof) upon dissolution, liquidation, or winding up of the Companies.

40. Prior to 2007, Fannie and Freddie were consistently profitable. In fact, Fannie had not reported a full-year loss since 1985 and Freddie had never reported a full-year loss since becoming owned by private shareholders. In addition, both Companies regularly declared and paid dividends on each series of their respective Preferred Stock.

41. Beginning in late 2006, and accelerating in 2008, the nation's housing market and mortgage banking industry suffered significant book losses and a substantial decline in value. The housing crisis had a significant negative effect on the Companies' balance sheets, and from 2007 through 2011 both Fannie and Freddie experienced net losses. Given their expectation of incurring significant losses in the coming years along with diminished prospects of profitability, the Companies booked substantial loan loss reserves—anticipated losses before actually incurring losses—and eliminated the value of certain non-cash assets, known as deferred tax assets, from their balance sheets. Because of these adjustments pursuant to Generally Accepted Accounting Principles ("GAAP"), the Companies had less operating capital available. Fannie's reported annual losses peaked in 2009 at $72 billion and Freddie's annual losses peaked in 2008 at $50 billion.

42. As the housing and financial crisis deepened, Congress responded in part by enacting HERA. As relevant here, HERA created FHFA (which succeeded to the regulatory authority over Fannie and Freddie previously held by the Office of Federal Housing Enterprise Oversight) and authorized FHFA, under certain statutorily prescribed and circumscribed conditions, to place those Companies into either conservatorship or receivership.

Fannie and Freddie Are Placed into Conservatorship

43. On September 6, 2008, FHFA placed Fannie and Freddie into conservatorship pursuant to the authority and requirements of HERA. As then-FHFA Director Lockhart explained, conservatorship "is a statutory process designed to stabilize a troubled institution with the objective of returning the entities to normal business operations." Statement of James B. Lockhart, Director, FHFA, at 5-6 (Sept. 7, 2008). Director Lockhart stated that "FHFA will act as the conservator to operate [Fannie and Freddie] until they are stabilized." *Id.* at 6. Director Lockhart also announced that under the conservatorship "the common and ***all preferred stocks [of the Companies] will continue to remain outstanding***." *Id.* at 8 (emphasis added). And FHFA emphasized that the conservatorship was temporary: "Upon the Director's determination that the Conservator's plan to restore the [Companies] to a safe and solvent condition has been completed successfully, the Director will issue an order terminating the conservatorship." FHFA Fact Sheet, Questions and Answers on Conservatorship. The public was entitled to rely on these official statements of the purposes of the conservatorship, and public trading in Fannie's and Freddie's stock was permitted to, and did, continue.

FHFA and Treasury Enter into the Purchase Agreements

44. On September 7, 2008, Treasury and FHFA, acting in its capacity as conservator of Fannie and Freddie, entered into the Purchase Agreements. In entering into the Purchase

Agreements, Treasury exercised its temporary authority under HERA to purchase securities issued by the Companies. *See* 12 U.S.C. §§ 1455(*l*), 1719(g).

45. Treasury's Purchase Agreements with Fannie and Freddie are materially identical. Under the original, unamended agreements Treasury committed to provide up to $100 billion to each Company to ensure that it maintained a positive net worth. In particular, for quarters in which either Company's liabilities exceed its assets under GAAP, the Purchase Agreements authorize Fannie and Freddie to draw upon Treasury's commitment in an amount equal to the difference between its liabilities and assets.

46. In return for its funding commitment, Treasury received 1 million shares of Government Stock in each Company and a warrant to purchase 79.9% of the common stock of each Company at a nominal price. Exercising these warrants would entitle Treasury to up to 79.9% of all future profits of the Companies, subject only to the Companies' obligation to satisfy their prior dividend obligations with respect to the Preferred Stock.

47. Treasury's Government Stock in each Company had an initial liquidation preference of $1 billion. This liquidation preference increases by one dollar for each dollar the Companies receive from Treasury pursuant to the Purchase Agreements. In the event the Companies liquidate, Treasury is entitled to recover the full liquidation value of its shares before any other shareholder may recover anything.

48. In addition to the liquidation preference, the original, unamended Purchase Agreements provided for Treasury to receive a cumulative dividend equal to 10% of the value of the outstanding liquidation preference. (The dividend rate could increase to 12% if the company failed to pay dividends in cash in a timely manner.)

49. The Purchase Agreements prohibit Fannie and Freddie from declaring and paying dividends on any securities junior to Treasury's Government Stock unless full cumulative dividends have been paid to Treasury on its Government Stock for the then-current and all past dividend periods.

50. On May 6, 2009, Treasury and FHFA amended the terms of the Purchase Agreements to increase Treasury's funding commitment to both Fannie and Freddie. In particular, under the amendment Treasury's total commitment to each company increased from $100 billion to $200 billion.

51. On December 24, 2009—one week before Treasury's temporary authority under HERA expired—FHFA and Treasury again amended the terms of Treasury's funding commitment. Instead of setting that commitment at a specific dollar amount, the second amendment established a formula to allow Treasury's total commitment to each company to exceed (but not fall below) $200 billion depending upon any deficiencies experienced in 2010, 2011, and 2012, and any surplus existing as of December 31, 2012.

52. Treasury's authority under HERA then expired on December 31, 2009.

The Companies Return to Profitability and Stability

53. Beginning in the third quarter of 2008, the balance sheets of Fannie and Freddie reflected large non-cash losses, including write-downs of the value of significant tax assets and the retention of large loan loss reserves, based on exceedingly pessimistic views of the Companies' future financial prospects. These non-cash losses temporarily decreased the Companies' operating capital and their net worth by hundreds of billions of dollars. To date, the Companies have drawn a total of $187 billion from Treasury, in large part to fill the holes in the Companies' balance sheets created by these non-cash losses. Including Treasury's initial $1

billion liquidation preference in each Company, Treasury's liquidation preference for its Government Stock amounts to approximately $117 billion for Fannie and approximately $72 billion for Freddie. Approximately $26 billion of these combined amounts were required simply to pay the 10% dividend payments owed to Treasury; the rest were primarily made to account for changes in valuation estimates of the temporary shortfalls between assets and liabilities.

54. By 2012, the housing market was already recovering and both Fannie and Freddie had returned to profitability. It quickly became clear that the Companies' previously anticipated losses far exceeded their actual losses. Indeed, the Companies had provisioned more than $225 billion over the previous four years to absorb anticipated losses. Only half of those reserves may now be needed. These excess loss reserves artificially depressed the Companies' net worth. Upon reversal of these loss reserves, Fannie's and Freddie's net worth will increase accordingly and, under the Net Worth Sweep, that increase will be swept to Treasury. Fannie has not drawn on Treasury's commitment since the fourth quarter of 2011, and Freddie has not drawn on Treasury's commitment since the first quarter of 2012. In fact, in the first two quarters of 2012, the Companies posted sizable profits totaling more than $11 billion.

55. As Fannie explained last year:

> [w]e experienced a significant improvement in our financial results for the second quarter and first half of 2012 compared with the second quarter and first half of 2011. . . . [W]e saw improvement in the housing market in the first half of 2012. In addition, we have seen further improvement in the performance of our book of business, including lower delinquency rates and higher re-performance rates for our modified loans.

Fannie Mae, Second Quarter Report (Form 10-Q) at 2 (Aug. 8, 2012). FHFA's Office of Inspector General similarly recognized that by early August 2012 "Fannie and Freddie were experiencing a turnaround in their profitability. Due to rising house prices and reductions in credit losses, in early August 2012 the Companies reported significant income for the second quarter 2012 . . . and neither required a draw from Treasury under the [Purchase Agreements]." FHFA, Office of Inspector General, Analysis of the 2012 Amendments to the Government Stock Purchase Agreements at 11 (Mar. 20, 2013) ("FHFA Inspector General Report").

56. Together, the Companies' return to profitability and the stable recovery of the housing market showed that the Companies could in time redeem Treasury's Government Stock and provide a return on investment to owners of their Preferred Stock.

57. Fannie and Freddie are now immensely profitable. Fannie's reported net income of $17.2 billion in 2012 was by far the largest in the Company's history. And Fannie's $8.1 billion pre-tax income for the first quarter of 2013 was the largest quarterly pre-tax income in the Company's history. Fannie's net income for the first quarter of 2013 was $58.7 billion, and it ended the quarter with a net worth of $62.4 billion. Fannie has reported that "we expect our annual earnings to remain strong over the next few years" and that "[w]e expect to remain profitable for the foreseeable future." Fannie Mae, First Quarter Report (Form 10-Q) at 1, 2 (Mar. 31, 2013).

58. Fannie's $58.7 billion net income for the first quarter of 2013 reflects the release of $50.6 billion of the company's deferred tax assets valuation allowance. The release of this valuation allowance underscores Fannie's financial strength, as it demonstrates Fannie's expectation that it will generate sizable taxable income moving forward. A deferred tax asset is an asset that may be used to offset future tax liability. If a company determines that it is unlikely that some or all of a deferred tax asset will be used, the company must establish a "valuation allowance" in the amount that is unlikely to be used. In other words, a company cannot record a deferred tax asset as an asset if it is unlikely to be used to offset future taxable profits. Fannie

relied on the following evidence of future profitability in support of its release of the $50.6 billion valuation allowance:

- "our profitability in 2012 and the first quarter of 2013 and our expectations regarding the sustainability of these profits;
- our three-year cumulative income position as of March 31, 2013;
- the strong credit profile of the loans we have acquired since 2009;
- the significant size of our guaranty book of business and our contractual rights for future revenue from this book of business;
- our taxable income for 2012 and our expectations regarding the likelihood of future taxable income; and
- that our net operating loss carryforwards will not expire until 2030 through 2031 and we expect to utilize all of these carryforwards within the next few years."

Fannie Mae, First Quarter Report (Form 10-Q) at 15 (May 9, 2013).

59. Like Fannie, Freddie has also returned to stable profitability. Freddie reported net income of $11.0 billion and $5.1 billion in other comprehensive income in 2012. And the Company reported comprehensive income for the first quarter of 2013 of $7 billion, consisting of $4.6 billion of net income and $2.4 billion of other comprehensive income. Freddie's net worth on March 31, 2013 was approximately $10 billion.

60. In sum, "[m]uch has changed since 2008. The housing market is improving, house prices are rising, and guarantee fees have been increased, all resulting in greater profitability at Fannie Mae and Freddie Mac." FHFA Inspector General Report at 16; *see also* FHFA, REP. TO CONGRESS iii (2012) ("the overall improvement in the housing market, improved quality of new loans guaranteed, and increased guarantee fee pricing, along with income from the retained portfolio have resulted in improved financial results"). And as FHFA and its Acting Director have recognized, "[t]he conservatorships of Fannie Mae and Freddie Mac, . . . combined with U.S. Treasury financial support and management actions, have stabilized" the Companies, FHFA, 2012 REP. at ii, and "it is clear they are each beginning to show regular, strong

profitability," Edward J. DeMarco, Acting Director, FHFA, Remarks as Prepared for Delivery at Fed. Reserve Bank of Chicago's 49th Annual Conference on Bank Structure and Competition 2 (May 9, 2013).

61. Although it was manifest by mid-2012 that the conservatorship imposed on the Companies in 2008 had been successful and that Freddie and Fannie were once more profitable going concerns, the Government took no steps to terminate the conservatorship and allow the Companies to resume normal operations. Instead, the Government nationalized the Companies and expropriated their entire net worth and all future net profits.

<u>The Net Worth Sweep</u>

62. With Fannie's and Freddie's return to consistent and indeed record profitability, the holders of the Companies' Preferred Stock had reason to believe and expect that they would in time regain a return on their investment. Moreover, the Companies' return to profitability led to a reasonable expectation that they would eventually be healthy enough to redeem Treasury's Government Stock, exit conservatorship, and be "return[ed] to normal business operations," as FHFA's Director had vowed when the conservatorship was created.

63. These reasonable and realistic expectations of the preferred shareholders were short-lived, however, not because of any change in the outlook for the housing market or broader economy, nor because of any change in the financial performance of Fannie or Freddie, but rather because of the Government's own self-dealing. On August 17, 2012, Treasury announced that the Federal Government had made a new deal with itself that expropriated the property interests of the Companies' preferred shareholders, such as Plaintiff Fairholme and the Berkley plaintiffs.

64. In particular, the Net Worth Sweep altered the dividend payment on Treasury's Government Stock: instead of a quarterly payment of 10% on the total amount of Treasury's liquidation preference, the Net Worth Sweep entitles Treasury to a quarterly payment of *all—100%*—of the Companies' net worth. Thus, any increase in net worth flowing from net income or other comprehensive income will be swept by Treasury. Beginning January 1, 2013, the Companies must pay Treasury a quarterly dividend equal to their ***entire net worth***, minus a capital reserve amount that starts at $3 billion and decreases to $0 by January 1, 2018. The Net Worth Sweep also accelerated the rate—from 10% per year up to 15% per year—at which the Companies must shrink their mortgage asset holdings down to $250 billion each. Although FHFA's stated purposes for putting the Companies into conservatorship were "to preserve and conserve each Company's assets and put them in a sound and solvent condition," to "restore confidence in the companies," and to "return [them] to normal business operations," the avowed purpose of the Net Worth Sweep was, in Treasury's words, to "***expedite the wind down of Fannie Mae and Freddie Mac***" and to "***make sure that every dollar of earnings each firm generates is used to benefit taxpayers*** . . . ." (Emphasis added). Thus a ***financial*** plan designed to conserve and "stabilize" two privately owned economic institutions has been unilaterally transformed by the Government into a ***revenue*** plan designed to convert those institutions into profit-making enterprises for Treasury.

65. FHFA Acting Director Edward DeMarco informed a Senate Committee that the "recent changes to the [Purchase Agreements], replacing the 10 percent dividend with a net worth sweep, reinforce the notion that the [Companies] will not be building capital as a potential step to regaining their former corporate status." Edward J. DeMarco, Acting Director, FHFA, Statement Before the U.S. S. Comm. on Banking & Urban Affairs 3 (Apr. 18, 2013). And, in its

2012 report to Congress, FHFA explained that the Net Worth Sweep "ensures that all the [Companies'] earnings are used to benefit taxpayers" and "reinforces the fact that the [Companies] will not be building capital." FHFA, 2012 REP. at 1, 13.

66. The specific terms of the net worth sweep were detailed in the Form 8-K that Fannie filed with the SEC on August 17, 2012:

> *Dividends*. Beginning in 2013, the method for calculating the amount of dividends Fannie Mae is required to pay Treasury on the senior preferred stock will change. The method for calculating the amount of dividends payable on the senior preferred stock in effect prior to this amendment, which will remain in effect through December 31, 2012, is to apply an annual dividend rate of 10% to the aggregate liquidation preference of the senior preferred stock. Effective January 1, 2013, the amount of dividends payable on the senior preferred stock for a dividend period will be determined instead based on our net worth as of the end of the immediately preceding fiscal quarter. ***For each dividend period from January 1, 2013 through and including December 31, 2017, the dividend amount will be the amount, if any, by which our net worth as of the end of the immediately preceding fiscal quarter exceeds an applicable capital reserve amount.*** The applicable capital reserve amount will be $3 billion for 2013 and will be reduced by $600 million each year until it reaches zero on January 1, 2018. For each dividend period thereafter, the dividend amount will be the amount of our net worth, if any, as of the end of the immediately preceding fiscal quarter.

(Emphasis added.)

67. As noted above, FHFA agreed to sweep all of the Companies' profits to Treasury at the very moment that the Companies had returned to stable profitability, as demonstrated in the table below. At a dividend rate of 10%, Treasury's approximately $189 billion in outstanding Government Stock earn annual dividends of some $18.9 billion, payable in quarterly installments of approximately $4.7 billion. Thus, in any quarter in which the Companies' combined profits exceed $4.7 billion (or more precisely, any quarter in which Fannie or

Freddie's profits exceed the dividend owed on their Government Stock), that value would redound to the benefit of the private shareholders but for the Net Worth Sweep:

Net Income for Fannie and Freddie
(in billions)

		Fannie	Freddie	Combined
2011	Q1	**($6.5)**	**$0.7**	**($5.8)**
	Q2	**($2.9)**	**($2.1)**	**($5.0)**
	Q3	**($5.1)**	**($4.4)**	**($9.5)**
	Q4	**($2.5)**	**$0.6**	**($1.9)**
2012	Q1	**$2.7**	**$0.6**	**$3.3**
	Q2	**$5.1**	**$3.0**	**$8.1**
	Q3	**$1.8**	**$2.9**	**$4.7**
	Q4	**$7.6**	**$4.5**	**$12.1**
2013	Q1	**$58.7**	**$4.6**	**$63.3**

68. On August 7 and 8, 2012, the Companies reported results for the second quarter for 2012, showing collective profits of more than $8 billion. Ten days later, Treasury and FHFA announced the Net Worth Sweep, acknowledging that its avowed purpose was to ensure that none of the Companies' profits would redound to the benefit of the private shareholders. Indeed, the President and CEO of Fannie confirmed the obvious in October of 2012 when he stated: "The company is no longer run for the benefit of private shareholders." Timothy J. Mayopoulos, President and CEO, Fannie Mae, Remarks Prepared for Delivery at MBA Annual Conference (Oct. 22, 2012).

69. The dramatically negative impact of the Net Worth Sweep on the Companies' balance sheets is demonstrated by Fannie's results in the first quarter of this year. As explained above, at the end of the first quarter Fannie's net worth stood at $62.4 billion. Under the prior

versions of the Purchase Agreement, Fannie would have been obligated to pay Treasury a dividend of only $2.9 billion, and the balance—$59.5 billion—would have been credited to its capital reserves. The Net Worth Sweep, however, required Fannie to pay Treasury $59.4 billion. This windfall was not unanticipated. Indeed, FHFA's Office of Inspector General recognized that, as a result of the Net Worth Sweep, reversal of the Companies' deferred tax assets valuation allowances could result in "an extraordinary payment to Treasury." FHFA Inspector General Report at 15.

70. In sum, "every dollar of earnings each firm generates" is now being expropriated by the Government on a quarterly basis. This guarantees that there can ***never*** be a distribution to the holders of Preferred Stock no matter how much income the Companies earn and no matter how much their assets are worth in any liquidation. That is, the preferred shareholders' stake in the Companies has been taken, in quarterly installments, since the moment the Net Worth Sweep took effect, and this taking of the preferred shareholders' property will continue until the last dime has been extracted from the Companies if and when they are wound up.

71. Plaintiffs and other preferred shareholders had a reasonable, investment-backed expectation in the value of their right to a portion of the profits earned by the Companies and, thus, in the future dividends their stock would pay, if the Companies once again become profitable and restored to sound and solvent condition. Just as the Federal Government cannot seize the assets of corporations (for example, the nation's steel mills) for a public purpose without paying just compensation, so too it cannot seize the shares of stock in corporations to accomplish the same end.

72. Nor can the Government achieve the same result—a taking of private property for public use—by having one of its agencies—Treasury—negotiate a new contract with another of

its agencies—FHFA—that expropriates the value of the Preferred Stock in Fannie and Freddie. The Government cannot evade the requirements of the Just Compensation Clause of the Fifth Amendment by subverting FHFA's conservatorship—indeed, FHFA as the Companies' conservator was legally bound to safeguard the interests of *all* the shareholders of the Companies under its stewardship, not just the interests of its fellow Government agency.

73. The Government's unilateral imposition of the Net Worth Sweep pursuant to FHFA's authority as conservator of Fannie and Freddie can in no conceivable respect be fairly characterized as "conserving" the Companies' assets or property. On the contrary, as Treasury candidly announced, the purpose of the net worth sweep was to advance the Government's public policy goals of "benefit[ing] taxpayers," "[s]upporting the continued flow of mortgage credit," and "winding down Fannie Mae and Freddie Mac" in a manner that ensured Fannie and Freddie would never "retain profits, rebuild capital, and return to the market in their prior form."

74. The Net Worth Sweep has become a major revenue source for the Government at the expense of Plaintiffs and other holders of Preferred Stock. As reported in *Politico* on May 9, 2013,

> Lawmakers on the Senate Banking and House Financial Services committees have said the new profits should not delay reform further, but with the budget already tight, keeping the continued flow of cash in place could be tempting.
>
> "Washington could quickly get addicted to the revenue from Fannie and Freddie," Guggenheim Partners analyst Jaret Seiberg said in a note to clients.

The article explained:

> As of June 30, Fannie will have paid Treasury $95 billion in dividend payments under its conservatorship agreement while Treasury will still hold $117 billion in preferred shares in the company.
>
> . . . .

> A Treasury Department official confirmed that the funds returned by Fannie and Freddie will be deposited into the general fund and will be factored into how long the department can continue to pay the government's bills before running up against the debt ceiling.
>
> The $59 billion Fannie will send, combined with the $7 billion Freddie said it would pay the Treasury by June 30, would likely push back the date when the government will breach the debt ceiling until October, if it is not raised before then, the Bipartisan Policy Center said today.

75. On May 10, 2013, Fitch Ratings issued a report stating "[w]e believe the cumulative dividends paid by Fannie could exceed the $117 billion in senior preferred stock owned by the Treasury by late this year or early 2014, based on the current earnings run-rate." Thus, the Government is seeking to harness the profitability of the Companies to help solve its own financial woes, at the expense of Plaintiffs and other preferred shareholders of Fannie and Freddie.

The Government's Imposition of the Net Worth Sweep Was a Taking of Plaintiffs'Vested Property Rights Without Just Compensation

76. Plaintiffs' ownership of Preferred Stock in the Companies carries certain vested contractual and property rights, including, but not limited to, the right to receive a share of the Companies' future profits, in the form of dividend payments, and the right to receive a liquidation preference in accord with the liquidation schedule set forth in Certificates of Designation.

77. As preferred stockholders in Fannie and Freddie, Plaintiffs had a reasonable investment-backed expectation that their contractual rights as preferred stockholders, including their liquidation preferences and their rights to dividends, would be preserved. These contractual rights were essential features of the Fannie and Freddie Preferred Stock.

78. Plaintiffs' property interests in their Preferred Stock, including the dividend and liquidation rights that inhere in such stock ownership, are constitutionally cognizable property rights protected by the Fifth Amendment.

79. The Government's imposition of the Net Worth Sweep deprived Plaintiffs of their vested property rights by, among other things, expropriating for the Government the entire preferred stockholders' equity in Fannie and Freddie, and by making it impossible for Plaintiffs to realize any value from their contractual right to a share of the Companies' future profits or from their liquidation preferences.

80. In short, the Government's Net Worth Sweep is designed to raise general revenue at the expense of the preferred stockholders, and thereby imposes on Fannie and Freddie preferred shareholders a disproportionate burden that, in all fairness, should be borne by the public as a whole. That is the very definition of an unconstitutional, uncompensated taking.

COUNT I

Just Compensation Under the Fifth Amendment for the Taking of Private Property for Public Use

81. Plaintiffs incorporate by reference and reallege each allegation set forth above, as though fully set forth herein.

82. The Fifth Amendment provides that no person shall "be deprived of life, liberty, or property, without due process of law; nor shall private property be taken for public use, without just compensation."

83. In the August 2012 Net Worth Sweep to the Purchase Agreements, the Federal Government entered into an agreement with itself to take "every dollar of earnings each firm generates . . . to benefit taxpayers." One federal agency—FHFA, supposedly acting as conservator for the Companies—struck a deal with a second federal agency—Treasury—to

effectively confiscate the Preferred Stock held by the Plaintiffs and other private investors in Fannie and Freddie, with *all* future earnings of the Companies to be paid to Treasury in the form of quarterly dividends.

84. Plaintiffs had both a property interest and a reasonable, investment-backed expectation in their Preferred Stock and in the share of the Companies' future earnings to which they and other holders of Preferred Stock were contractually entitled.

85. Plaintiffs also had both a property interest and a reasonable, investment-backed expectation in the liquidation preference to which such Preferred Stock was contractually entitled in the event that Fannie and Freddie were dissolved or liquidated.

86. The Government, by operation of the Net Worth Sweep, has expropriated Plaintiffs' property interests in their Preferred Stock and has destroyed Plaintiffs' reasonable, investment-backed expectations without paying just compensation.

87. As a result of the Net Worth Sweep, Plaintiffs have been deprived of all economically beneficial uses of their Preferred Stock in Fannie and Freddie.

88. Plaintiffs are entitled to just compensation for the Government's taking of their property.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs seek a judgment as follows:

A. Awarding Plaintiffs just compensation under the Fifth Amendment for the Government's taking of their property;

B. Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees, costs and expenses; and

C. Granting such other and further relief as the Court deems just and proper.

Date: July 9, 2013

Respectfully submitted,

/s/ Charles J. Cooper /by David H. Thompson

Charles J. Cooper
COOPER & KIRK, PLLC
1523 New Hampshire Avenue, N.W.
Washington, D.C. 20036
(202) 220-9600
(202) 220-9601 (fax)
ccooper@cooperkirk.com

Of counsel:

Vincent J. Colatriano
David H. Thompson
Peter A. Patterson*
**Pro hac vice* application forthcoming
COOPER & KIRK, PLLC
1523 New Hampshire Avenue, N.W.
Washington, D.C. 20036
(202) 220-9600
(202) 220-9601 (fax)